UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21770

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__   AND ENDING __12/31/2021__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FSC Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2300 Windy Ridge Parkway, Suite 750
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Schmidt	(602) 262-3301	David.Schmidt@advisorgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

2901 N. Central Ave, Suite 1200	Phoenix	Arizona	85012
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Schmidt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FSC Securities Corporation _____, as of December 31 _____, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SCHE-KARACE MCDOWELL
Notary Public - Arizona
Maricopa County
Commission # 594667
My Comm. Expires Jan 10, 2025

Signature: _David M Schmidt_

Title:
Treasurer and Financial Operations Principal

S McDowell
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: Independent public accountant's agreed-upon procedures report / Form SIPC-7. _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS, RELATED NOTES AND SUPPLEMENTAL SCHEDULES

FSC Securities Corporation
(SEC File Number 8-21770)
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
December 31, 2021
With Report Of Independent Registered Public Accounting Firm

FSC Securities Corporation

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Table of Contents
December 31, 2021

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Stockholder's Equity 4

Statement of Changes in Liabilities Subordinated to Claims of Creditors 5

Statement of Cash Flows 6

Notes to Financial Statements 7

Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission ("SEC")

Schedule 1 – Computation of Net Capital
    Pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934 19

Schedule 2 – Computation for Determination of Reserve Requirements
    Pursuant to SEC Rule 15c3-3 under the Securities Exchange Act of 1934 20

Schedule 3 – Computation for Determination of PAB Account Reserve Requirements
    Pursuant to SEC Rule 15c3-3 under the Securities Exchange Act of 1934 21

Schedule 4 – Information Relating to the Possession or Control Requirements
    Pursuant to SEC Rule 15c3-3 under the Securities Exchange Act of 1934 22

Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of FSC Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FSC Securities Corporation (the "Company") as of December 31, 2021, and the related statement of income, cash flows, changes in liabilities subordinated to claims of creditors, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules "1, 2, 3 and 4" listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 17, 2022
We have served as the Company's auditor since 2017.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)
December 31, 2021

Assets		
Cash and cash equivalents	$	16,703
Restricted cash		341
Receivables from broker-dealers and clearing organizations		2,705
Accounts and notes receivable		14,876
Receivables from affiliates		109
Loans to financial professionals, net of accumulated amortization and allowance for doubtful accounts of $4,591		723
Deferred tax assets		5,125
Income tax receivable		467
Prepaid expenses		1,431
Other assets		74
Total assets		42,554
Liabilities and Stockholder's Equity		
Commissions payable		10,848
Accounts payable and accrued expenses		1,643
Payable to affiliates		1,909
Deferred income		111
Total liabilities		14,511
Commitments and contingencies (Note 9)		
Stockholder's Equity		
Common stock - $10 par value; 1,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		32,425
Accumulated deficit		(4,392)
Total stockholder's equity		28,043
Total liabilities and stockholder's equity	$	42,554

See accompanying notes.

FSC Securities Corporation

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Income
(In Thousands)
Year Ended December 31, 2021

Revenues		
Advisory	$	148,612
Commission		104,380
Asset-based		14,164
Transactional and other		15,180
Total revenues		282,336
Expenses		
Advisory		126,130
Commission		94,637
General and administrative		18,085
Compensation and benefits		15,661
Clearing and other exchange fees		4,670
Total expenses		259,183
Income before income taxes		23,153
Income tax expense		5,822
Net income	$	17,331

See accompanying notes.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Stockholder's Equity
(In Thousands, Except Share Amounts)
December 31, 2021

	Common Stock		Additional Paid- In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances as of December 31, 2020	1,000	$ 10	$ 32,425	$ (4,423)	$ 28,012
Net income	—	—	—	17,331	17,331
Dividends to stockholder	—	—	—	(17,300)	(17,300)
Balances as of December 31, 2021	1,000	$ 10	$ 32,425	$ (4,392)	$ 28,043

See accompanying notes.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of Creditors
(In Thousands)
December 31, 2021

	Total
Balance as of December 31, 2020	$ —
Issuance of subordinated note	—
Repayment of subordinated note	—
Balance as of December 31, 2021	$ —

See accompanying notes.

FSC Securities Corporation

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Cash Flows
(In Thousands)
December 31, 2021

Cash flows from operating activity:		
Net income	$	17,331
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		893
Provision for doubtful accounts		(587)
Changes in operating assets and liabilities:		
Receivables from broker-dealers and clearing organizations		901
Accounts and notes receivable		(939)
Loans to financial professionals		1,376
Income tax receivable		(756)
Prepaid expenses		(264)
Other assets		(56)
Commissions payable		1,247
Accounts payable and accrued expenses		(236)
Receivable from / payable to affiliates, net		692
Deferred income		106
Net cash provided by operating activities		19,708
Cash flows from financing activity:		
Dividends to stockholder		(17,300)
Net cash used in financing activities		(17,300)
Net increase in cash and cash equivalents		2,408
Cash and cash equivalents and restricted cash, beginning of period		14,636
Cash and cash equivalents and restricted cash, end of period	$	17,044
Supplemental cash flow information:		
Cash paid for taxes	$	5,685

See accompanying notes.

1. Organization and Description of the Company

FSC Securities Corporation (the "Company") is a wholly-owned subsidiary of Advisor Group, Inc. ("Advisor Group"), and an indirect wholly-owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). AGHI is a wholly-owned subsidiary of AG Parent Corp., which is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., ("Ladenburg"). The Company evaluated subsequent events through February 17, 2022, the date on which the financial statements were available to be issued.

The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company executes its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision maker.

Recently Issued Accounting Pronouncements

ASU 2021-08 – In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The amendments in this standard require an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with FASB Accounting Standards Codification ("ASC") 606 as if it had originated the contracts. ASU 2021-08 will be effective for the Company on January 1, 2023, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on the Company's financial statements.

ASU 2019-12 – In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The amendments in this standard simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify US GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The ASU was effective on January 1, 2022. The adoption of ASU 2019-12 did not have a material impact on the Company's financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing broker-dealer firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Financial Instruments

FASB ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. However, the determination of what constitutes observable requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

As of December 31, 2021, the Company had no financial assets measured at fair value on a recurring basis.

Loans to Financial Professionals

Loans to financial professionals represent amounts provided to financial professionals primarily as recruiting and retention incentives. Certain amounts provided as loans are forgiven (generally over a period of three to seven years) or repaid either as a percentage of the financial professional's gross production or on a fixed repayment schedule. For the loans which are forgiven, the Company recognizes amortization expense on a straight-line basis over the stated life of the loan. The expense is included within Commission expense in the Statement of Income. The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible based on historical collection rates, current conditions, and management forecasts. Recoveries, if any, are recognized when received.

Effective October 1, 2017, all new loans to financial professionals are recorded at Advisor Group. As the loans are amortized, amortization expense is charged to the Company by Advisor Group. The loans are funded by Advisor Group, which is also the counterparty on the executed loan agreement. If a financial professional separates from the Company, loan payments would be made to Advisor Group. Bad debt from uncollectible balances or subsequent recoveries will be charged to the Company by Advisor Group.

Income Taxes

In preparing the financial statements, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense in the Statement of Income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation

allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's Statements of Income, Financial Condition, or Cash Flows in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of AGHI. In addition, in those states that have a unitary structure, AGHI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AGHI. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of the probable loss is based upon currently available information which is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our independent representatives; previous results in similar cases; available insurance; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

Classification Correction

Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2020, management determined that certain amounts related to advisory services provided to customers that had previously been classified as asset-based revenue should have been classified as advisory revenue in the Statement of Income for the year ended December 31, 2020 (not included herein). The effect of this classification correction would have increased advisory revenue and decreased asset-based revenue, for the year ended December 31, 2020, by $12.3 million, from $104.9 million and $28.2 million, respectively, as previously reported.

3. Revenue from Contracts with Customers

The Company applies the five-step model outlined in ASC Topic 606, Revenue from Contracts with Customers ("Topic 606").

Commission Revenue

Commission revenue represents commissions generated from purchases and sales of securities on exchanges and over the counter, as well as purchases of other investment products including variable annuity, insurance, mutual fund, equity, and fixed income products by financial professionals for their customers. Fees from the purchase and sale of securities are charged in accordance with the terms of the customer agreement and are collected on the settlement date. Fees from the purchase and sale of investment products are based on negotiated contractual terms with third-party investment companies and insurance companies and are collected in arrears or on the settlement date. The services performed include trade execution, recordkeeping, ongoing marketing of investment products and customer account servicing/support. While distinct, these services are satisfied over time and have the same measure of progress. The services related to commission revenue are therefore treated as a singular performance obligation.

The Company is responsible for supervising the acts of its financial professionals and has primary exposure if a product sold proves to be unsuitable for the customer. In consideration of these factors, therefore, the Company is the principal in these arrangements and accordingly, commission revenue and the related expenses are presented on a gross basis in the accompanying Statement of Income.

Transactional commission revenue is based on contractual rates applied to the initial investment value and is recognized, along with related commission expense, on a trade date basis as the related transaction occurs. The performance obligation is satisfied on the trade date as the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards or ownership have been transferred to or from the customer. Fees are readily determinable upon trade execution.

Trailing commission revenue is based on a contractual rate applied to the average market value of customers' investment holdings over a monthly, quarterly or annual period as defined in the selling agreement or fund prospectus in trail-eligible assets and is recognized over the period during which services, such as on-going support, are provided. This variable consideration is collected in arrears and is fully constrained until the market value of customers' investment holdings and future premiums are determinable.

The following table sets forth the disaggregation of the Company's transactional and trailing commission revenues by investment product category for the year ended December 31, 2021 (dollars in thousands):

Transactional:		
Variable annuities	$	17,892
Insurance and other annuities		11,027
Mutual funds		7,346
Equities and fixed income		2,971
Other		894
Total Transactional revenue		40,130
Trailing:		
Variable annuities		35,377
Mutual funds		28,873
Total Trailing revenue		64,250
Total Commission revenue	$	104,380

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2021

Advisory Revenue

Advisory revenue represents the fees generated by financial professionals for services provided to customers over time based on the value of their advisory assets. This revenue is primarily based on a contractual rate applied to the current market value of assets in the customer portfolio, or, less prevalent, as a flat fee or hourly fee service as negotiated with the customer. This variable consideration is received quarterly and is fully constrained until the market value of the customer portfolio is determinable. The Company recognizes advisory revenue and the related expenses over the period services are provided, which are distinct from the services provided in other periods. The services performed include investment advice, rebalancing the portfolio in accordance with customer objectives, customer account servicing/support and administrative services. The services related to advisory revenue are therefore treated as a singular performance obligation.

Advisory revenue is generated by financial professionals providing services through our registered investment adviser ("RIA" or in plural form "RIAs") platform, unaffiliated third-party investment advisory service providers or their own RIA. The Company is responsible for satisfying the performance obligations and has control over determining fees; therefore, the Company is the principal in these arrangements. Accordingly, advisory revenue and related expense are presented on a gross basis in the accompanying Statement of Income. Fees are collected in arrears or in advance with those collected in advance recorded as deferred income and recognized over the period services are provided. See discussion of "Deferred Income" later in this note. Financial professionals who assist the Company in performing its obligation are paid a portion of the revenues generated. Non-compensable advisory revenues were $16.5 million for the year ended December 31, 2021.

Asset-Based Revenue

Asset-based revenue represents fees from the Company's cash sweep program, strategic partnership programs, and clearing credit revenue.

Cash sweep program revenue is generated from participating financial professionals' customers' eligible accounts based on the Federal Funds Target Rate ("FFT") or on the aggregate average fund balances in customers' accounts; the rate is determined by the type of customer account. Under the program, the customers' free credit balances in a brokerage account, generally arising from deposits, dividends, interest payments, or security sales, are swept daily into a FDIC insured deposit account or money market mutual fund account, depending on the type of brokerage account. Providing this cash sweep service to customers is the singular performance obligation for this program. The variable consideration is fully constrained until the number of accounts, or aggregate average fund balance in customers' accounts and the FFT rate are determinable. The Company recognizes the related revenue in the period the sweep program is executed. The Company is an agent in these arrangements and accordingly, the related revenue and expenses are presented on a net basis in the accompanying Statement of Income. Fees are charged to the customer in arrears, retained from the net deposit credited to customer accounts.

Strategic partnership revenue is generated from fees for providing certain marketing services to third-party investment and insurance companies ("Strategic Partnership Sponsors") in which the Company's affiliated financial professionals market the Strategic Partnership Sponsor's advisory, insurance, and brokerage products over time. This revenue is primarily based on a contractual rate applied to the current market value of the Company's assets under management on products offered by the Strategic Partnership Sponsor. This variable consideration is fully constrained until the market value of the Company's assets under management or product sales is determinable. The Company recognizes the related revenue over the period services are provided. The Company is responsible for satisfying these performance obligations and has control over determining fees; therefore, the Company is the principal in these arrangements. Accordingly, strategic partnership revenue and the related expense are presented on a gross basis in the accompanying Statement of Income. Fees are charged to the Strategic Partnership Sponsors in arrears.

Clearing credit revenue is generated from fees for services of an unaffiliated clearing broker-dealer utilized by the Company to execute certain customer transactions. The credits are charged to customers in arrears and are calculated as a fixed fee earned annually per active account introduced to the clearing broker-dealer with a balance or position as of the last business day of each month, and as a percentage of net new assets (exclusive of the impact of market on asset valuations) introduced to the clearing broker-dealer platform at each quarter-end. This variable consideration is fully

constrained until the market value of customers' accounts is determinable. The Company recognizes the revenue over the period services are provided. The Company is responsible for satisfying these performance obligations and has control over determining fees, therefore, the Company is the principal in these arrangements. Accordingly, clearing credit revenue and related expense are presented on a gross basis in the accompanying Statement of Income.

The following table sets forth the disaggregation of the Company's asset-based revenues for the year ended December 31, 2021 (dollars in thousands):

Asset-based revenue:		
Strategic partnership	$	9,149
Clearing credit		2,525
Cash sweep program revenue		2,490
Total Asset-based revenue	$	14,164

Transactional and Other

Transactional and other revenue predominantly represents fees generated from services performed for affiliated financial professionals. These fees totaled $7.2 million for the year ended December 31, 2021. The Company is responsible for satisfying these performance obligations and has control over determining fees; therefore, the Company is the principal in these arrangements. Accordingly, the Company recognizes the revenue and related expense, on a gross basis, ratably in the period services are provided. Fees are charged to the affiliated professionals and collected in advance.

Transactional and other revenue also includes transaction-related fees charged to customers, which are generally billed and recognized at a point in time when the transaction is executed. The performance obligation is satisfied on the trade date. The revenue is based on a contractual percentage of the sales amount, or a fixed account service fee. The Company is the principal and therefore the revenue is recorded on a gross basis.

Deferred Income

The Company records unearned revenue when cash payments are received or due in advance of its performance obligations, including amounts which are refundable. The Company receives cash in advance of providing certain advisory services and conferences. For advisory services, revenue is recognized as the constrained variable consideration is resolved and the Company provides the related services over time as discussed above. For conference revenue, the Company recognizes this revenue in the period the conference is held. The remaining unearned revenue as of December 31, 2021 totaling $0.1 million will be recognized in full during the year ended December 31, 2022.

Costs to Obtain a Contract with Independent Registered Representatives

Advisor Group has recorded as an asset certain incremental costs of obtaining a contract with independent financial professionals if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. As these costs are amortized over the expected retention period of the financial professional, amortization expense is charged to the Company by Advisor Group.

Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training, and support of independent financial professionals, would not qualify for capitalization. Advisor Group also pays fees to third-party recruiters and bonuses to employees for recruiting independent financial professionals to affiliate with the Company's independent advisory and brokerage subsidiaries, and thereby bring their customers' accounts to the Company, which generates ongoing revenue to the Company, and therefore would not qualify for capitalization.

For the year ended December 31, 2021, costs to obtain a contract with independent registered representatives of $0.1 million were recorded on Advisor Group related to financial professionals of the Company. For the year ended December 31, 2021, amortization expense totaling $0.1 million related to these costs was charged to the Company by Advisor Group.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2021

4. Accounts and Notes Receivable

Accounts and notes receivable as of December 31, 2021 consist of the following (dollars in thousands):

Commission revenue receivable	$	9,796
Sponsor revenue receivable		2,788
Clearing credit revenue receivable		1,602
Other		690
Total accounts and notes receivable	$	14,876

5. Loans to Financial Professionals

The following table summarizes loans to the Company's financial professionals as of December 31, 2021 (dollars in thousands):

Loans to financial professionals	$	5,314
Accumulated amortization		(3,649)
Allowance for doubtful accounts		(942)
Loans to financial professionals, net	$	723

The following table summarizes activity in the Company's allowance for uncollectible amounts related to loans to financial professionals (dollars in thousands):

Balance as of December 31, 2020	$	1,630
Recoveries of amounts charged off		(101)
Provision for doubtful accounts		(587)
Balance as of December 31, 2021	$	942

For the year ended December 31, 2021, loans to the Company's financial professionals of $4.3 million were recorded by Advisor Group. For the year ended December 31, 2021, Advisor Group charged the Company amortization expense of $3.0 million. The amortization expense is included in Commission expense in the Statement of Income. For the year ended December 31, 2021, Advisor Group charged the Company $0.1 million for uncollectible loan balances, net of subsequent recoveries. This amount is included in General and administrative expense in the Statement of Income.

6. Related Party Transactions

A portion of the Company's Transactional and other revenues and Asset-based revenues are received from Advisor Group. Included within Transactional and other revenues in the Statement of Income are revenues the Company is allocated which relate to revenues Advisor Group receives from strategic partners and other sponsors for conferences hosted by Advisor Group. This revenue is allocated to the Company based on the number of the Company's financial professionals who attend the conferences. Included within Asset-based revenues in the Statement of Income are revenues the Company is allocated which relate to annual fees Advisor Group receives from contracts with strategic partners. This revenue is allocated to the Company based on the number of the Company's financial professionals who hold assets with these strategic partners.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2021

The table below summarizes revenues allocated to the Company from Advisor Group for the year ended December 31, 2021 (dollars in thousands):

Transactional and other	$	563
Asset-based		332
Total allocated revenue	$	895

Pursuant to an Expense Sharing Agreement dated January 1, 2021, among Advisor Group and its various affiliates, including the Company, Advisor Group provides administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and other affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. This agreement is reviewed annually by Advisor Group and its affiliates. The terms of the Expense Sharing Agreement may not necessarily be indicative of the terms that would have existed if the Company obtained similar services from other parties. Receivables from and payables to affiliates, as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis.

The table below summarizes costs allocated to the Company from Advisor Group for the year ended December 31, 2021 (dollars in thousands):

Compensation and benefits	$	15,634
General and administrative		10,154
Commission[1]		2,989
Clearing and other exchange fees		287
Total allocated costs	$	29,064

1 - Represents amortization expense of loans to financial professionals.

The payment, timing and amount of dividends are subject to approval by the Board of Directors as well as net capital rules which require that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. During the year ended December 31, 2021, the Company paid $17.3 million in dividends to Advisor Group.

7. Income Taxes

The components of the provision for income taxes as of December 31, 2021 are as follows (dollars in thousands):

Current:		
Federal expense	$	3,900
State expense		1,029
Total Current expense		4,929
Deferred:		
Federal expense		721
State expense		172
Total Deferred expense		893
Total expense	$	5,822

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2021

Deferred tax assets principally arise as a result of temporary differences from amortization of intangible assets, amortization of advisor loans and prepaid expenses. The difference between the federal statutory tax rate of 21 percent and the Company's effective income tax rate of 25.1 percent for the year ended December 31, 2021 is primarily due to the following (dollars in thousands, except rates):

	Tax Expense	Percentage Rate
U.S. federal income tax at statutory	$ 4,862	21.0%
Rate adjustments:		
State income taxes, net of federal benefit	949	4.1%
Other	11	0.0%
	$ 5,822	25.1%

The following table presents the components of the net deferred tax assets / (liabilities) as of December 31, 2021 (dollars in thousands):

Deferred tax asset:	
Accrued legal fees	$ 261
Bad debt expense	126
Intangible asset amortization	6,421
Total deferred tax asset	6,808
Deferred tax liability:	
State taxes	(184)
Loans to financial professionals	(1,060)
Accrued bonus	(31)
Unearned income	(31)
Prepaid expenses	(377)
Total deferred tax liability	(1,683)
Net deferred tax asset	$ 5,125

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the Statement of Financial Condition. As of December 31, 2021, the Company had no liability for uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. The tax years of 2018 to 2021 remain open to examination in the federal jurisdiction. The tax years of 2017 to 2021 remain open to examination in the state jurisdictions.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

8. Net Capital Requirements and Exemptions

Under SEC Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital amount. The Company elected to compute net capital under the alternative method as permitted by

SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $250,000 or 2% percent of aggregate debit balances arising from client transactions.

Net capital and net capital requirements for the Company as of December 31, 2021 are summarized in the following table (dollars in thousands):

Net Capital		Required Minimum Net Capital		Excess Net Capital	
$	10,830	$	250	$	10,580

The Company is exempt from the Computation of a Reserve Requirement under the provision of SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

9. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters

From July 2019 to December 2021, ten customers asserted FINRA arbitration claims that remain pending against the Company, asserting, among other things, that the Company was negligent in permitting its registered representatives to solicit investments in private placements offered by GPB Capital Holdings ("GBP"), because of purported excessive risk and unsuitability. The customers assert, among other claims, claims for negligence, breach of contract, failure to supervise, and breach of fiduciary duty. Approximately $6.04 million of invested funds are at issue in these claims. On January 10, 2022, GPB announced updated valuations for the two funds sold, with an "as of" valuation date of September 30, 2021. GPB also announced that it is working on a plan to distribute funds to investors in the two products sold by the Company. This intended distribution, if in accordance with the recently announced valuation updates for the two funds, will have a favorable impact on the Company's defense of the pending claims in that it will substantially reduce, and in some cases completely eliminate, out-of-pocket losses at issue. Further with regard to GPB, a purported class action lawsuit was filed in the United States District Court for the Western District of Texas in October 2019 against GPB Capital Holdings, and a number of other defendants including its founder, distributing broker-dealer, auditor, fund administrator and approximately 76 broker-dealers that offered its funds, including the Company. The lawsuit alleges, among other things, fraud, breach of fiduciary duty, negligence, and violations of the Texas Securities Act in connection with sales of private placements offered by GPB Capital Holdings. Damages are unspecified. The Company intends to vigorously defend against these matters.

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

ASC 450, *Contingencies*, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. As of December 31, 2021, the Company accrued approximately $1.0 million for legal and regulatory matters. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

The Company may incur losses in addition to amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $2.0 million as of December 31, 2021. The estimated aggregate range of reasonably possible losses is based upon currently available information for those legal and regulatory matters in which the Company is involved, taking into account the Company's best estimate of reasonably possible losses for those matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made, as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment, given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range. The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Company's financial statements. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Clearing Broker-Dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable financial institutions.

10. Subsequent Event

On January 31, 2022, the Company paid a dividend in the amount of $2.4 million to Advisor Group through its direct parent, Financial Service Corporation.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Schedule 1
Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(In Thousands)
December 31, 2021

Total stockholder's equity	$	28,043
Total stockholder's equity qualified for net capital		28,043
Less: Nonallowable assets:		
Receivables from broker-dealers and clearing organizations		(857)
Accounts and notes receivable		(8,111)
Receivables from affiliates		(109)
Loans to financial professionals, net		(723)
Income tax receivable		(467)
Deferred tax assets		(5,125)
Prepaid expenses		(1,431)
Other assets		(354)
Total nonallowable assets		(17,177)
Less: Other deductions/charges		(25)
Net capital before haircuts on securities positions		10,841
Less: Haircuts on securities		(11)
Net capital		10,830
Alternative minimum net capital requirement		(250)
Excess net capital	$	10,580

There were no material differences between the computation of net capital under Rule 15c3-1 included in this supplemental schedule and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2021 filed on January 26, 2022.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Schedule 2
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2021

The Company is exempt from the Computation of a Reserve Requirement under the provision of SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Schedule 3
Computation for Determination of PAB Account Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2021

The Company is exempt from the Computation of a PAB Account Reserve Requirement under the provision of SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Schedule 4
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2021

The Company is exempt from the Possession or Control Requirements of SEC Rule 15c3-3 under the provisions of SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of FSC Securities Corporation:

We were engaged to review management's statements, included in the accompanying FSC Securities Corporation's Exemption Report (the "Exemption Report"), in which (1) FSC Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

We were also engaged to review management's statements, included in the accompanying Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, except as described in its Exemption Report. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Based on the documentation maintained by the Company, and while Company policy does require check blotters to be maintained and the transmission of checks or securities received by branch locations to either the clearing broker, issuer or agent, on a timely basis, as described by Rule 17 C.F.R. § 240.15c3-3(k), following the receipt of the checks or securities, the Company is unable to provide evidence regarding the transmission of the received checks or securities to meet the definition of prompt delivery under the exemption provisions. We were therefore unable to obtain evidence about the Company's compliance with the prompt transmittal requirements.

Because of the restriction on the scope of our review discussed in the preceding paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, any form of assurance on management's statements regarding the Company's compliance with the exemption provisions and the requirements of Footnote 74.

Deloitte & Touche LLP

February 17, 2022

FSC Securities Corporation's Exemption Report

FSC Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2): (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the year ended December 31, 2021 except as described below.

The Company was not able to demonstrate transmittal by noon of the next business day to the clearing broker-dealer.

Below is the monthly summary of the number of checks not transmitted by the next business day to the clearing broker-dealer.

Month	Number of checks not promptly transmitted in accordance with the provisions of (k)(2)(ii)
January	3
February	2
March	1
April	9
May	
June	2
July	3

Month	Number of checks not promptly transmitted in accordance with the provisions of (k)(2)(ii)
August	1
September	1
October	1
November	2
December	2

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 except as described below.

The Company was not able to demonstrate transmittal by noon of the next business day to the issuer or agent while effecting transactions on a subscription way business.

Below is the monthly summary of the number of checks not transmitted by the next business day to the issuer or agent:

Month	Number of checks not promptly transmitted in accordance with the provisions of Footnote 74
January	

Month	Number of checks not promptly transmitted in accordance with the provisions of Footnote 74
February	
March	
April	
May	
June	
July	
August	1
September	2
October	1
November	1
December	

FSC Securities Corporation

I, _____, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

David Schmidt
Treasurer and Financial Operations Principal

February 17, 2022

Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and Board of Managers of FSC Securities Corporation:

We have performed the procedures enumerated below, which were agreed to by FSC Securities Corporation (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2021, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 17, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21770 FINRA
FSC Securities Corporation
ATTN: David Schmidt
20 E Thomas Road, Suite 2000
Phoenix, AZ 85012

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Schmidt (602) 262-3301

WORKING COPY

2.	A. General Assessment (item 2e from page 2)	$249,943
	B. Less payment made with SIPC-6 filed (**exclude interest**) 07/29/2021 (Date Paid)	(118,872)
	C. Less prior overpayment applied	(0)
	D. Assessment balance due or (overpayment)	131,071
	E. Interest computed on late payment (see instruction E) for______days at 20% per annum	0
	F. Total assessment balance and interest due (or overpayment carried forward)	$131,071

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $131,071

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FSC Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of February, 20 22.

Treasurer and Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 282,336,099

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   111,171,369

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   4,397,970

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 138,313

        Enter the greater of line (i) or (ii)   138,313

        Total deductions   115,707,652

2d. SIPC Net Operating Revenues $ 166,628,447

2e. General Assessment @ .0015 $ 249,943

        (to page 1, line 2.A.)